Filed pursuant to Rule 424(b)(3)
                      Registration Statement No. 333-63258

                                  VAXGEN, INC.

                        2,027,480 SHARES OF COMMON STOCK

     We sold $20.0 million of our preferred stock and warrants in a private placement in May 2001. This is a prospectus for the resale, from time to time, of up to 2,027,480 shares of our common stock issuable on conversion of the preferred stock and exercise of the warrants by the selling stockholders listed herein, or by the pledgees or donees of the selling stockholders or by other transferees that receive the shares of common stock in transfers other than public sales. Such shares of common stock include shares issued as dividends on, for repurchase of, or in exchange for, the preferred stock. We will not receive any of the proceeds from the sale of these shares.

     Our common stock is traded on the Nasdaq National Market under the symbol "VXGN." On July 17, 2001, the last reported sales price for our common stock was $16.25 per share.

     Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 3 of this prospectus before making a decision to purchase our stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.












                 The Date of this Prospectus is July 23, 2001.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                                TABLE OF CONTENTS

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                                                                        PAGE
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Forward-Looking Statements............................................     1
VaxGen, Inc...........................................................     1
Risk Factors..........................................................     3
Use of Proceeds.......................................................    13
Selling Stockholders..................................................    13
Plan of Distribution..................................................    16
Legal Matters.........................................................    18
Experts...............................................................    18
Where you Can Find More Information...................................    18



     AIDSVAX(R) is a registered trademark of VaxGen, Inc.

     Unless the context otherwise requires, the terms "we," "our" and "VaxGen" refer to VaxGen, Inc., a Delaware corporation.

                           Forward-Looking Statements

     This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from historical results or those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  VaxGen, Inc.

     We were formed in November 1995 to complete the development of, and commercialize, AIDSVAX(R), a vaccine designed to prevent infection by the human immunodeficiency virus, or HIV. The original AIDSVAX technology was developed by Genentech, Inc. and then licensed exclusively to us. VaxGen is currently testing AIDSVAX in humans in two large-scale Phase III clinical trials, the final stage before regulatory approval can be sought. These are the first and so far only Phase III clinical trials ever conducted for a preventive HIV vaccine. If the Phase III clinical trials demonstrate that the vaccine is effective, we plan to apply to the United States Food and Drug Administration, or FDA, and foreign regulatory authorities for licenses to manufacture and sell AIDSVAX in the United States, Thailand and elsewhere.

     AIDSVAX is designed to prevent infection by HIV, rather than treat established infection. AIDSVAX contains synthetic copies of the proteins from the surface of HIV. Since the vaccine contains no genetic material, AIDSVAX is incapable of causing HIV infection. Humans vaccinated with AIDSVAX form antibodies against HIV. In laboratory tests these antibodies bind to the virus and neutralize its infectivity. Vaccination with AIDSVAX stimulates immune memory, training the immune system to mobilize rapidly upon exposure to HIV.

     We are conducting two Phase III clinical trials, one in North America and Europe and one in Thailand, to determine the efficacy of AIDSVAX. In October 1999, we completed the enrollment of over 5,400 trial volunteers in the North American/European Phase III clinical trial, which is being conducted at 59 clinical centers. In August 2000, we completed the enrollment of over 2,500 volunteers in the Thai Phase III clinical trial, which is being conducted at 17 clinical centers in Bangkok. Based on meetings and documented discussions with the FDA and its Vaccines and Related Biological Products Advisory Committee, we believe that the requirement for regulatory approval will be a 30% greater reduction in HIV infections, at statistical significance, among volunteers who received AIDSVAX compared with volunteers who received a placebo.

     For the North American/European clinical trial, we will have our first opportunity in November 2001 to find out how well AIDSVAX works. If the results of the interim analysis demonstrate 30% or greater efficacy, at 97% confidence, we believe that the Data and Safety Monitoring Board, the independent committee that oversees our trials, will recommend that we terminate the trial and proceed with seeking regulatory approval for AIDSVAX. A confidence level of 97% means that if the clinical trial were repeated, 97 times out of 100 we would see at least a 30% greater reduction in HIV infections among volunteers who received AIDSVAX compared with volunteers who received a placebo. To achieve this level of statistical confidence at the interim analysis, the vaccine must have an actual efficacy rate of over 60%. This higher required efficacy level at the interim analysis is due to several factors, including the number of volunteers ultimately retained in the study, the rate of HIV infection in the placebo group and the length of time associated with the clinical observation period. If the results of the interim analysis were to demonstrate such efficacy, we would begin the process of applying for regulatory approval. If the results of the interim analysis are inconclusive, we will proceed for another 12 months to the scheduled conclusion of the trial at the end of 2002. During this time, we will gather additional information that will improve our ability to determine the vaccine's effectiveness. The confidence interval would drop to 95% at the final analysis. An interim analysis for the Thai clinical trial is anticipated to take place during the fourth quarter of 2002.

     Our strategy is to develop, test and obtain regulatory approval for various formulations of AIDSVAX. We intend to use Genentech and/or other third parties as our partner(s) for manufacturing and distribution. Genentech has exclusive options to manufacture and market AIDSVAX products. If Genentech does not exercise its options, we have the right to pursue third party arrangements, with Genentech providing the transfer of technology necessary for manufacturing the vaccine.

     We were incorporated in Delaware in November 1995. Our principal executive offices are located at 1000 Marina Boulevard, Suite 200, Brisbane, CA 94005, and our telephone number is (650) 624-1000.

                                  Risk Factors

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing our common stock. Each of these risk factors could adversely affect our business, operating results and stock price.

                         Risks Relating to Our Business

If we are unable to commercialize our sole product candidate, AIDSVAX, we will not have revenues to continue operations.

     AIDSVAX is our only product candidate. We do not know whether the current or planned formulations of AIDSVAX will be effective in preventing HIV infection. The overall scientific knowledge of HIV is limited. Although our research has indicated that AIDSVAX contains a protein that is critical in the infection process, other proteins may be necessary to develop an effective vaccine.

     Our success will depend entirely on the success of AIDSVAX. In particular, we must be able to:

     o establish the safety, purity, potency and efficacy of AIDSVAX in humans;

     o obtain regulatory approvals for AIDSVAX, including a preapproval inspection of a manufacturing facility; and

     o successfully commercialize AIDSVAX through collaborative relationships.

     If we are unable to commercialize AIDSVAX, we do not have other products from which to derive revenue.

We may not be able to obtain regulatory approval to market AIDSVAX in the United States or abroad on a timely basis, or at all.

     Clinical testing is a long, expensive and uncertain process. We cannot assure you that the data collected from our clinical trials will be sufficient to support approval of AIDSVAX by the FDA or any foreign regulatory authorities, that the clinical trials will be completed on schedule or, even if the clinical trials are successfully completed and on schedule, that the FDA or any foreign regulatory authorities will ultimately approve AIDSVAX for commercial sale.

     To gain regulatory approval for the sale of AIDSVAX in the United States, we believe, based on discussions with the FDA and the vote of its Vaccine and Related Biological Products Advisory Committee, that the requirement for regulatory approval will be a 30% greater reduction in HIV infections, at statistical significance, among volunteers who received AIDSVAX compared with volunteers who received a placebo. These discussions and the vote of the Vaccine and Related Biological Products Advisory Committee, however, are not binding on the FDA. In the context of our North American/European clinical trial, which represents a small sampling from the entire population, this means that to establish 30% efficacy at a statistically significant level there must be an actual efficacy rate of over 60%, meaning that the trial results would need to demonstrate at least a 60% greater reduction in HIV infections among volunteers receiving AIDSVAX compared with the placebo group. We anticipate that the efficacy required to obtain regulatory approval to market AIDSVAX in foreign countries will vary from one country to another and may differ significantly from that required by the FDA. We cannot assure you that the data collected from our North American/European or Thai clinical studies will demonstrate the required level of efficacy to permit the commercialization of AIDSVAX in the Unites States, in Thailand or in any other foreign country.

Delay in completing our clinical trials could jeopardize our ability to obtain regulatory approval to market AIDSVAX in the United States or abroad on a timely basis.

     Our clinical trials could be delayed for a variety of reasons, including:

     o    lower-than-anticipated retention rate of volunteers in the trial;

     o    serious adverse events related to the vaccine; or

     o different interpretations of our preclinical and clinical data, which can lead initially to inconclusive results.

     Our inability to complete our clinical trials in a timely manner could jeopardize our ability to obtain domestic or foreign regulatory approval.

If we fail to comply with extensive regulations enforced by domestic and foreign regulatory authorities, the commercialization of AIDSVAX could be prevented or delayed.

     AIDSVAX is subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining and complying with FDA, other governmental and foreign regulatory approvals and regulations is costly, time consuming, uncertain and subject to unanticipated delays. It also subjects us to the following risks and obligations, among others.

     o The FDA or foreign regulators may refuse to approve an application if they believe that applicable regulatory criteria are not satisfied.

     o The FDA or foreign regulators may require additional testing for safety and efficacy.

     o If regulatory approval of a product is granted, the approval may be limited to specific indications or limited with respect to its distribution; for example, the FDA may approve the licenses for only high-risk populations.

     o The FDA or foreign regulators may not approve the AIDSVAX manufacturing processes or manufacturing facilities, or may require additional clinical studies to establish the safety, purity and potency of AIDSVAX.

     o Even if United States regulatory approval for AIDSVAX is obtained, the license will be subject to continual review, and newly discovered or developed safety or efficacy data may result in revocation of the marketing license.

     o If regulatory approval of the vaccine is granted, the marketing of AIDSVAX would be subject to adverse event reporting requirements and the FDA's general prohibition against promoting products for unapproved or "off-label" uses.

     o We will be subject to continual regulatory review and periodic inspection and approval of manufacturing modifications, including compliance with the FDA's Good Manufacturing Practices regulations.

     In addition, the FDA stringently applies regulatory standards for manufacturing. Failure to comply with any of these post-approval requirements, among other things, have resulted in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions.

     There can be no assurance that we will avoid incurring significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect on us.

We have only a limited operating history and we expect to continue to generate losses.

     To date, we have engaged primarily in research, development and clinical testing. At March 31, 2001, we had an accumulated deficit of approximately $75.4 million. We sustained net losses of approximately $2.1 million in 1996, $3.1 million in 1997, $9.2 million in 1998, $23.3 million in 1999 and $31.8 million in 2000. We expect to incur substantial losses for at least an additional three to four years.

If we need additional funds, and are unable to raise them, we would have to curtail or cease operations.

     We cannot be certain that our existing capital resources, together with the funding from the Centers for Disease Control and Prevention and the funding from the National Institute of Allergy and Infectious Diseases, will be sufficient to support our current and planned operations through commercialization of AIDSVAX. We do not expect AIDSVAX to be commercially available until at least the fourth quarter of 2004. If taken to completion, the North American/European Phase III clinical trial is anticipated to be completed in the fourth quarter of 2002. Once the trial is completed, we will need to analyze the data and, if favorable, prepare our Biologics License Application for submission to the FDA, which typically takes between six and 12 months to be accomplished. The FDA review process could take at least an additional six months. We anticipate that it would take at least six months after obtaining regulatory approval for Genentech or another third party to begin commercialization of AIDSVAX.

     We may need to raise additional funds if:

     o AIDSVAX is not sufficiently safe, pure and potent to commercialize in its current formulation;

     o our Phase III clinical trials are delayed, are not successful or are more costly than currently estimated;

     o commercialization of AIDSVAX is delayed for any other reason, including the need to locate a third-party manufacturer other than Genentech;

     o    we need to manufacture AIDSVAX ourselves using our own facilities; or

     o    additional trials are required.

     We cannot assure you that we will be able to raise sufficient funds in the future. If we fail to raise sufficient funds, we would have to curtail or cease operations. We believe that our existing cash and cash equivalents and investment securities, together with investment income and funds from collaborative arrangements, will enable us to meet our forecasted expenditures through the anticipated completion of our North American/European Phase III clinical trial. However, we may need to raise additional funds to complete the Thai Phase III clinical trial, and we may need to raise additional funds to support the necessary manufacturing and development programs required to obtain regulatory approval.

We face competition from several companies with greater financial, personnel and research and development resources than ours.

     The goal of developing an HIV vaccine is an area of interest to competitors, and several companies with substantially greater financial, personnel and research and development resources than ours have announced that they are trying to develop an HIV vaccine and are planning, conducting or have completed Phase I or Phase II clinical trials. Although our research has indicated that AIDSVAX contains a protein that is critical in the infection process, other proteins may be necessary to develop an effective vaccine, and several of our competitors are working to develop vaccines that activate a different arm of the immune system. In addition, several of these companies are developing new "drug cocktails" and other treatments that may mitigate the impact of the disease. Even if we complete our Phase III clinical trials, obtain FDA and other required regulatory approvals and commercialize AIDSVAX, our competitors may develop vaccines or treatments that are as or more effective, or less complex or less expensive to produce, than AIDSVAX.

Adverse publicity regarding the safety or side effects of AIDSVAX could harm our business and cause our stock price to fall.

     Despite the favorable safety tests that have been completed with respect to AIDSVAX and our clinical trials, there still may be potential side effects or safety concerns that have not yet come to light. If our studies or other researchers' studies were to raise or substantiate concerns over the safety or side effects of AIDSVAX or vaccine development efforts generally, our reputation and public support for our clinical trials could be harmed, which would harm our business and could cause our stock price to fall.

Failure to hire and retain key management employees could adversely affect our ability to obtain financing, develop AIDSVAX, conduct clinical trials or execute our business strategy.

     We are highly dependent on our senior management and scientific staff, particularly Donald Francis, M.D., D.Sc., our President, and Phillip Berman, Ph.D., our Senior Vice President, Research & Development. These individuals have played a critical role in raising financing, developing the vaccine and conducting clinical trials. Dr. Francis is currently serving as our interim chief executive officer while we conduct a search for a permanent chief executive officer. The loss of the services of any of these key members of senior management and scientific staff or our inability to hire a permanent chief executive officer, may prevent us from achieving our business objectives.

If we are unable to protect our intellectual property, we may be unable to prevent other companies from using our technology in competitive products. If we infringe the intellectual property rights of others, we may be prevented from developing or marketing AIDSVAX.

     We rely on patent and other intellectual property protection to prevent our competitors from manufacturing and marketing AIDSVAX. Our technology, including technology licensed from Genentech, will be protected from unauthorized use by others only to the extent that it is covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, our success depends on our ability, and Genentech's ability, to:

     o    obtain patents;

     o    protect trade secrets;

     o    operate without infringing upon the proprietary rights of others; and

     o    prevent others from infringing on our proprietary rights.

     We cannot be certain that our patents or patents that we license from Genentech will be enforceable and afford protection against competitors. We cannot assure you that our operations or technology will not infringe intellectual property rights of others. If we infringe the intellectual property of others, there can be no assurance that we would be able to obtain licenses to use the technology on commercially reasonable terms or at all.

We may become subject to product liability claims, which could reduce demand for AIDSVAX or result in damages that exceed our insurance limitation.

     We face an inherent risk of exposure to product liability suits in connection with AIDSVAX vaccines being tested in human clinical trials and products that may be sold commercially. We may become subject to a product liability suit if AIDSVAX causes injury, or if vaccinated individuals subsequently become infected with HIV. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for a vaccine, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues.

Political or social factors may delay or reduce revenues by delaying or impairing our ability to market AIDSVAX.

     Products developed for use in addressing the HIV/AIDS epidemic have been, and will continue to be, subject to competing and changing political and social pressures. The political and social response to the HIV/AIDS epidemic has been highly charged and unpredictable. Political or social pressures may delay or cause resistance to bringing our product to market or limit pricing of our product.

                Risks Relating to Our Relationship with Genentech

We rely on Genentech for the manufacture of AIDSVAX. Our inability to manufacture AIDSVAX, and our dependence on Genentech, may delay or impair our ability to generate revenues, or adversely affect our profitability.

     We have no manufacturing facilities. We are entirely dependent on third parties to produce AIDSVAX. To date, we have relied on Genentech for this purpose. Genentech currently has an exclusive option to manufacture AIDSVAX. Our license agreement with Genentech does not specify the price we will be required to pay Genentech to manufacture AIDSVAX. Genentech is not able to assure us that it will have adequate manufacturing capacity to produce AIDSVAX for us on a commercial scale.

     We are working with Genentech to investigate alternative means of addressing our potential future manufacturing needs. Our efforts to identify alternative manufacturing solutions will require us to address the following risks.

     o We may be unable to locate another manufacturer because the availability and capacity of manufacturing facilities capable of producing biological drug products using mammalian cell culture fermentation in large-scale is in short supply and high demand on a worldwide basis.

     o Any third party manufacturer would have to prove to us, Genentech and the FDA, and to other regulatory authorities, that its manufacturing processes, facilities, procedures, and personnel comply with government regulations and that it could consistently produce AIDSVAX in accordance with regulatory standards.

     o If we use a third party manufacturer, or if we alter the formulation of AIDSVAX, we may have to conduct additional clinical trials to show the therapeutic equivalence of the product made by the other company to the Genentech product.

     o We may be unable to enter into a manufacturing agreement with a third party on reasonable terms, if at all.

     o We have no way to determine the price we would be charged by a third party to manufacture AIDSVAX.

     o If we are unable to locate a suitable third party manufacturer, we may need to manufacture AIDSVAX ourselves or through a joint venture, which, if even possible, could require significant capital investment.

     The cost and time to establish or locate manufacturing facilities to produce AIDSVAX, other than through Genentech, would be substantial and could delay bringing AIDSVAX to market. This delay could require us to raise additional funds, may delay or impair our ability to generate revenues or adversely affect our profitability.

We intend to rely on Genentech and/or other third parties for the sale, marketing and commercialization of AIDSVAX. Our lack of sales and marketing personnel and distribution relationships may impair our ability to generate revenues.

     We have no sales, marketing or commercialization capability. Genentech currently has an exclusive option to market and distribute AIDSVAX. We intend to rely on Genentech to provide an established distribution system and sales force to market AIDSVAX. If Genentech does not elect to exercise its option to market and distribute the product, we may need to identify and engage another partner to market and commercialize AIDSVAX. We cannot assure you that we would be able to establish marketing or commercialization arrangements with third parties in a timely manner or on favorable terms, or at all.

If Genentech were to terminate our license agreement, we would not be able to develop or market AIDSVAX.

     Our license agreement with Genentech permits Genentech to terminate the agreement, or terminate the exclusivity of our license, if we:

     o fail to use due diligence in developing, seeking regulatory approval for, marketing or commercializing products covered by the Genentech license agreement;

     o fail to file the first market approval application for AIDSVAX with the FDA prior to May 2002, subject to potential extension for up to two years in certain circumstances, with any other extension being at Genentech's sole decision;

     o breach the license agreement and fail to cure the breach within the time period provided in the agreement; and

     o    fail to maintain a tangible net worth of at least $1 million.

     Risks Related to the Issuance of Series A Preferred Stock and Warrants

We may be obligated to redeem the Series A Preferred Stock, the common stock issued on exercise of the warrants and/or the warrants at a premium to the purchase or exercise price.

     On May 23, 2001 we completed a private placement in which we issued 20,000 shares of our Series A 6% Cumulative Convertible Preferred Stock and common stock purchase warrants to the selling stockholders listed in this prospectus for aggregate proceeds of $20.0 million. The terms of our Series A preferred stock, and the warrants, give the selling stockholders the right to require us to redeem all of the Series A preferred stock, common stock issued on exercise of the warrants, and/or the warrants, under certain circumstances, including:

     o    on May 23, 2004, with respect to the Series A preferred stock;

     o upon a change of control, at a 15% premium to the purchase price, plus accrued dividends, with respect to the Series A preferred stock;

     o if (i) the November 2001 interim analysis of the North American/European Phase III clinical trial does not result in a recommendation by the Data and Safety Monitoring Board, which is overseeing our North American/European clinical trial, either to terminate the trial early so that we can seek FDA approval, or to continue the trial to the scheduled conclusion, (ii) the interim analysis is not completed by December 31, 2001, or (iii) the results of the interim analysis are not announced by January 31, 2002, in each case with respect to the Series A preferred stock;

     o if the registration statement of which this prospectus is a part is not declared effective by the Securities and Exchange Commission within the timeframes set forth in the registration rights agreement, with such redemption to occur at a 20% premium to: (i) the purchase price, plus accrued dividends, with respect to the Series A preferred stock, or the market value of the shares of common stock underlying the Series A preferred stock, if greater (ii) the greater of the market price of our common stock or the purchase price, plus accrued dividends, of the Series A preferred stock and warrants which were converted or exercised, with respect to common stock issued on exercise of the warrants or conversion of the Series A preferred stock, or (iii) the difference between the exercise price and the market price, with respect to the warrants;

     o    at the same 20% premium described immediately above, if:

          - the selling stockholders are unable to sell common stock under the registration statement of which this prospectus is a part, after the expiration of the time periods described in the registration rights agreement;

          - our stock is delisted or not quoted on an approved stock exchange or on the Nasdaq National Market or Small Cap Market for 5 consecutive trading days;

          - we do not have a sufficient number of shares of common stock authorized to satisfy our obligations in connection with the conversion of the Series A preferred stock or exercise of the warrants;

          - we commit a material breach under, or otherwise materially violate the terms of, the transaction documents entered into in connection with the issuance of the Series A preferred stock and the warrants; or

          - we are insolvent or take other actions, or allow actions to be taken, as part of a bankruptcy proceeding.

     Our redemption of the Series A preferred stock, common stock issued on conversion of the Series A preferred stock or on exercise of the warrants, and/or the warrants, would require the expenditure of a significant amount of cash that would substantially exceed the proceeds that we received in the private placement and could exceed our ability to make such payment or raise additional capital.

We cannot issue common stock to a selling stockholder, whether as a dividend or in redemption of securities, if after such issuance such selling stockholder would be deemed the beneficial owner of more than 9.9% of our common stock.

     Under the terms of the agreements between us and the selling stockholders, we are, under limited circumstances, permitted to satisfy dividend and redemption obligations through the issuance of common stock rather than the payment of cash. We are not permitted to issue common stock to a selling stockholder if after such issuance such selling stockholder would be deemed the beneficial owner of more than 9.9% of our common stock. If we are unable to issue common stock to satisfy our dividend and redemption obligations, we would be required to use cash to satisfy our obligations, which could adversely affect our business and operating results.

Our stockholders could experience substantial dilution as result of the terms of our Series A preferred stock and warrants issued in the private placement to the selling stockholders or our ability to issue additional preferred stock.

     The 20,000 outstanding shares of Series A preferred stock are initially convertible into approximately 861,383 shares of common stock, obtained by dividing $20 million by $23.2185, which represents a 15% premium to the closing price of $20.19, calculated for purposes of the private placement that closed on May 23, 2001. The outstanding warrants are initially exercisable for 297,177 shares of common stock. The number of shares of common stock issuable by us upon conversion of the Series A preferred stock and exercise of the warrants can increase substantially in certain events, including our issuance of common stock at prices less than the conversion price of the Series A preferred stock or the exercise price of the warrants. For example, the exercise price of the warrants initially is $25.2375 per share, but the exercise price is subject to downward adjustment on May 23, 2002 if the average of the closing bid prices for our common stock during the 20 trading days prior to May 23, 2002 is less than $25.2375, to such average price, but not below $14.133 per share. If the exercise price of the warrants adjusts to a price below the conversion price of the Series A preferred stock, which is currently $23.2185 per share, and if a warrant is exercised, then the conversion price of the Series A preferred stock will automatically be reduced to the exercise price of the warrants, but not to a price less than $14.133 per share. Any such exercise or conversion price adjustment could result in the issuance of up to approximately 790,000 additional shares, assuming exercise and conversion prices of $14.133 per share.

     In addition, we are permitted under limited circumstances to satisfy dividend and redemption obligations on the preferred stock through the issuance of common stock rather than through the expenditure of cash. Any increase in the number of shares of common stock issuable pursuant to the terms of the Series A preferred stock and the warrants, or our issuance of common stock to the selling stockholders to satisfy our dividend and redemption obligations, may result in a decrease in the value of the outstanding shares of our common stock.

     Our board of directors has the authority to establish the designation of 19,979,500 additional shares of preferred stock that are convertible into common stock without any action by our stockholders, and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares. The issuance and conversion of any such preferred stock would further dilute the percentage ownership of our stockholders.

     The perceived risk of dilution or any actual dilution occasioned by Series A preferred stock, the warrant or additional preferred stock may cause our stockholders to sell their shares, which would contribute to the downward movement in stock price of the common stock. In addition, the significant downward pressure on the trading price of the common stock could encourage investors to engage in short sales, which would further contribute to a downward pricing of the common stock.

If the holders of the Series A preferred stock and the warrants elect to have the Series A preferred stock and the warrants assumed by a potential acquirer of VaxGen, or redeemed by VaxGen, the acquirer could be deterred from completing the acquisition.

     The Series A preferred stock and the warrants permit the holders to elect to have their shares of Series A preferred stock and the warrants remain outstanding after an acquisition of VaxGen, and to have the acquirer assume all of our obligations to the holder. The Series A preferred stock also permits the holders of Series A preferred stock to require us to repurchase the Series A preferred stock, at a premium, in connection with an acquisition. The ability to force an acquirer to assume the Series A preferred stock and the warrants, and the ability to force us to repurchase the Series A preferred stock at a premium, in the event of a merger could deter a potential acquirer from completing an acquisition of VaxGen.

     Among our obligations that an acquirer might be forced to assume which would act as a deterrent are:

     o the price adjustment provisions, which could have an adverse effect on the market value of the acquirer's outstanding securities;

     o the obligation to register the resale of the common stock issuable upon conversion of the Series A preferred stock and the warrants, which could result in the sale of a substantial number of shares in the market;

     o    the obligation to pay dividends on the Series A preferred stock;

     o the obligation to redeem the Series A preferred stock, including redemption at a premium to the purchase price, on the occurrence of certain events or on May 23, 2004;

     o the obligation to pay the holders of Series A preferred stock the amount invested plus accrued dividends before any other stockholder receives any payment if we are liquidated; and

     o the obligation to seek the consent of the holders of the Series A preferred stock before we can take certain actions, including the issuance of securities that have senior or equal rights as the Series A preferred stock or incurring unsecured indebtedness for borrowed money, or take other actions with respect to the Series A preferred stock or securities that have fewer rights than the Series A preferred stock.

We may be required to obtain the consent of the holders of Series A preferred stock before taking corporate actions, which could harm our business.

     Our certificate of incorporation requires us to obtain the consent of the holders of the Series A preferred stock before we may issue securities that have senior or equal rights as the Series A preferred stock or incur unsecured indebtedness for borrowed money, or take other actions with respect to the Series A preferred stock or securities that have fewer rights than the Series A preferred stock. We are also required to obtain the consent of the holders of the Series A preferred stock before we amend or modify our certificate of incorporation or bylaws to change any of the rights of the Series A preferred stockholders. While these obligations may deter a potential acquirer from completing a transaction with us, they may also prevent us from taking corporate actions that would be beneficial to us and our stockholders.

                                 Use of Proceeds

     We will not receive any proceeds from the sale of common stock issued pursuant to the conversion of the Series A preferred stock by the selling stockholders. All of the net proceeds from the offer and sale of our common stock will go to the selling stockholders.

                              Selling Stockholders

     Pursuant to a securities purchase agreement dated May 23, 2001 among us and the selling stockholders, we issued and sold to the selling stockholders on that date, for an aggregate purchase price of $20 million:

     o an aggregate of 20,000 shares of Series A preferred stock, convertible into shares of our common stock initially at a conversion price of $23.2185 per share, subject to adjustment; and

     o warrants to purchase an aggregate of 297,177 shares of our common stock at an initial exercise price of $25.2375 per share, subject to adjustment on the first anniversary of the issuance date and upon other events, which warrants are exercisable at the election of the selling stockholders.

     The table below presents information regarding the selling stockholders and the shares that they may offer and sell from time to time under this prospectus. The table assumes that the selling stockholders sell all of the shares offered under this prospectus. However, because the selling stockholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales. Information concerning the selling stockholders may change from time to time and any changed information will be presented in a supplement to this prospectus if and when necessary and required.

     The number of shares set forth in the table represents an estimate of the number of shares of common stock to be offered by the selling stockholders and includes:

     o 175% of the common stock issuable upon conversion of the Series A preferred stock held by such selling stockholder as of June 18, 2001, based on a conversion price of $23.2185 per share and assuming no dividend accrual; and

     o 175% of the common stock issuable upon exercise of the warrants issued in connection with the Series A preferred stock held by such selling stockholder as of June 18, 2001.

     The shares of common stock covered under this prospectus include all shares issued (i) upon conversion of the Series A preferred stock, (ii) as payment of dividends on or for the repurchase of the Series A preferred stock, (iii) in exchange for the Series A preferred stock, and (iv) upon exercise of the warrants.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock issuable upon conversion of Series A preferred stock or exercise of warrants that are currently convertible, exercisable or exercisable within 60 days of June 14, 2001 are considered to be outstanding and to be beneficially owned by the person holding the Series A preferred stock and warrants for the purpose of computing percentage ownership. Based on the 14,155,749 shares of common stock outstanding as of June 14, 2001, and assuming that the selling stockholders sell all of the shares offered under this prospectus, the selling stockholders will beneficially own less than one percent of our outstanding shares of common stock after the completion of this offering.

---------------------------------------------- ------------------- ----------------------------- -----------------------
                                                     Shares
                                                  Beneficially                                    Shares Beneficially
                                                 Owned Prior to       Shares Offered by this        Owned After the
           Selling Stockholder                   the Offering(1)             Prospectus                  Offering
---------------------------------------------- ------------------- ----------------------------- -----------------------
Halifax Fund, L.P.(2)                               868,920                 1,520,610                      --
---------------------------------------------- ------------------- ----------------------------- -----------------------
Societe Generale(3)                                 144,820                  253,435                       --
---------------------------------------------- ------------------- ----------------------------- -----------------------
Velocity Investment Partners, Ltd.(4)                86,892                  152,061                       --
---------------------------------------------- ------------------- ----------------------------- -----------------------
SDS Merchant Fund, L.P.(5)                           57,928                  101,374                       --
---------------------------------------------- ------------------- ----------------------------- -----------------------
          TOTALS:                                  1,158,560                2,027,480                      --
---------------------------------------------- ------------------- ----------------------------- -----------------------

     (1) Assumes conversion or exercise of outstanding Series A preferred stock and warrants held by the selling stockholders as of June 18, 2001, and as to the Series A preferred stock, assumes a conversion price of $23.2185 per share and no dividend accrual. Under certain circumstances, the conversion price for the Series A preferred stock and the exercise price for the warrants can fluctuate significantly. Thus, the number of shares of common stock that the selling stockholders may acquire upon conversion of the Series A preferred stock and exercise of warrants could significantly increase over time in the event of price adjustments to the conversion or exercise price.

     (2) Consists of 646,037 shares of common stock issuable on conversion of 15,000 shares of Series A preferred stock and 222,883 shares of common stock issuable on exercise of a warrant.

     (3) Consists of 107,673 shares of common stock issuable on conversion of 2,500 shares of Series A preferred stock and 37,147 shares of common stock issuable on exercise of a warrant.

     (4) Consists of 64,604 shares of common stock issuable on conversion of 1,500 shares of Series A preferred stock and 22,288 shares of common stock issuable on exercise of a warrant.

     (5) Consists of 43,069 shares of common stock issuable on conversion of 1,000 shares of Series A preferred stock and 14,859 shares of common stock issuable on exercise of a warrant.

     The documents we entered into with the selling stockholders in connection with the private financing prohibit each selling stockholder from beneficially owning more than an aggregate of 9.9% of our common stock at any time.

     Neither the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

                              Plan of Distribution

     We will not receive any of the proceeds of the sales of these shares.

     WHO MAY SELL AND APPLICABLE RESTRICTIONS. Shares may be offered and sold directly by the selling stockholders and those persons, pledgees, donees, transferees or other successors in interest from time to time. The selling stockholders could transfer, devise or gift shares by other means. The selling stockholders may also resell all or a portion of its shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided it meets the requirements of these exemptions.

     Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

     The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent a selling stockholder may be deemed to be an underwriter, the selling stockholder may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act.

     To comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

     MANNER OF SALES. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices. The shares may be sold according to one or more of the following methods.

     o A block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

     o Purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus.

     o Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     o Pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares.

     o    An exchange distribution under the rules of the exchange.

     o In private transactions between sellers and purchasers without a broker-dealer.

     o    By writing options.

     o Any combination of the foregoing, or any other available means allowable under law.

     HEDGING OR SHORT TRANSACTIONS. In addition, the selling stockholders may enter into option, derivative, hedging or short transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. For example, the selling stockholders may:

     o enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with the selling stockholders;

     o sell shares short itself and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with its short positions;

     o write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which it settles through delivery of the shares;

     o enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

     o loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

     These option, derivative, hedging and short transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

     EXPENSES ASSOCIATED WITH REGISTRATION. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

     INDEMNIFICATION AND CONTRIBUTION. In the registration rights agreement that we entered into with the selling stockholders, we and the selling stockholders agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

     SUSPENSION OF THIS OFFERING. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholder.

                                  Legal Matters

     Gray Cary Ware & Freidenrich LLP, Seattle, Washington, will provide us with a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

                                     Experts

     Our financial statements as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 and the period from November 27, 1995 (inception) through December 31, 2000 are incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

                       Where You Can Find More Information

     The following documents that we have filed with the Securities and Exchange Commission are incorporated into this prospectus by reference:

     o    our current report on Form 8-K, filed on May 24, 2001;

     o our quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed on May 3, 2001;

     o our definitive proxy statement on Schedule 14A for the 2001 annual meeting of stockholders, filed on May 1, 2001;

     o our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed on March 30, 2001; and

     o the description of our common stock contained in our registration statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act, filed on June 23, 1999.

     In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 14(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference herein.

     The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement.

     Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at HTTP://WWW.SEC.GOV.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

     We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to:

                                  VaxGen, Inc.
                        1000 Marina Boulevard, Suite 200
                           Brisbane, California 94005
                                 (650) 624-1000
                            Attn: Investor Relations

                                  VAXGEN, INC.









                        2,027,480 SHARES OF COMMON STOCK








                                   PROSPECTUS




                                  JULY 23, 2001